

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2016

By E-Mail

Larry Barden, Esq.
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

　　　Re:　Landauer, Inc.
　　　　　　Preliminary Proxy Statement
　　　　　　Filed on December 23, 2016
　　　　　　File No. 001-09788

Dear Mr. Barden:

　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Background to the Solicitation, page 10

1.　　Refer to the first paragraph on page 12. Revise your disclosure to explain the basis for the independent directors' conclusion that whether Mr. Leatherman was a CPA was immaterial. Clarify as to whom the directors believed this was immaterial. Also, provide us your legal analysis of whether the disclosure in past filings that Mr. Leatherman was a CPA when he in fact was not an active CPA and had not obtained the license, despite having approved the relevant exam, was a misstatement under the securities laws.

Election of Directors, page 13

2.　　Revise the description of Mr. Leatherman's business experience to ensure you cover the past five years. Currently, there is no business activity described for the period December 2011 to September 2014. Also, clarify Mr. Modruson's business activities since 2014.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions